Titan Medical’s Head of Intellectual Property Recognized as a Global IP Strategy Leader by Intellectual Asset Management

TORONTO, June 20, 2018 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (OTCQB:TITXD), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery, announces that Jasminder Brar, Titan Medical’s Director of Strategic Development and Intellectual Property, was recognized by Intellectual Asset Management (IAM) as a global IP strategy leader.

IAM, a leading IP business media platform, named Mr. Brar to the 2018 edition of IAM Strategy 300 – The World’s Leading IP Strategists. The guide lists the individuals that in-depth research undertaken by a team in London, Washington, DC and Hong Kong has shown possess world-class skills in the development and roll-out of strategies that maximize the value of patents, copyright, trademarks and other IP rights. Included in the guide are third-party IP advisers as well as individuals working inside operating companies, reflecting the growing importance that businesses across the world attach to having in-house IP value creation expertise.

This is the fourth consecutive year that Mr. Brar has been included in the guide.

“Intellectual property continues to be absolutely vital to our success and we are proud that Jasminder’s leadership of our efforts and accomplishments has been recognized,” said David McNally, President and CEO of Titan Medical. “I want to congratulate Jasminder on his inclusion in the IAM Strategy 300 for the fourth consecutive year and acknowledge his leadership and knowhow in advancing our strategic intellectual property efforts.”

The 2018 edition of the guide can be found here and a press release by IAM can be found here.

About Titan Medical Inc.

Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2018 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
   or
Bruce Voss
(310) 691-7100
bvoss@lhai.com